

09065043

N.a. 12/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2009
DIVISION OF TRADING & MARKETS

| SEC FILE NUMBER |
|---|
| 8- 27736 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Assets Advisory, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, Suite 1100
(No. and Street)

Orlando (City) Florida (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, PA
(Name – *if individual, state last, first, middle name*)

919 West State Road 436 (Address) Altamonte Springs (City) Florida (State) 32714 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Edward Cofrancesco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Assets Advisory, LLC, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E Cofrancesco
Signature

Pres.
Title

Notary Public


Notary Public State of Florida
Tina Cirsalli
My Commission DD532236
Expires 05/12/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. Includes the required auditors report on SIPC.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

## TABLE OF CONTENTS



LASHLEY, SELAND & ROTROFF, P.A.

*CERTIFIED PUBLIC ACCOUNTANTS*

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

**Report of Independent Certified Public Accountants**

Board of Members
International Assets Advisory, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
Orlando, Florida

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC, a wholly-owned subsidiary of Pecunia Management, LLC, as of September 30, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Assets Advisory, LLC, a wholly-owned subsidiary of Pecunia Management, LLC as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12 and 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

November 18, 2009

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

**INTERNATIONAL ASSETS ADVISORY, LLC**
**(a Wholly Owned Subsidiary of Pecunia Management, LLC)**
**STATEMENT OF FINANCIAL CONDITION**
**SEPTEMBER 30, 2009**

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 276,131 |
| Clearing deposit with clearing agent | 100,000 |
| Certificate of deposit, restricted | 20,208 |
| Receivable from clearing broker | 12,875 |
| Other receivables | 65,158 |
| Prepaid expenses | 32,183 |
| Marketable securities owned, not yet sold at fair value | 39,682 |
| Not readily marketable securities, at estimated fair value | 971 |
| Furniture and equipment, net of accumulated depreciation of $93,594 | 45,467 |
| Intangibles, net of accumulated amortization of $130,158 | 131,360 |
| Other assets | 5,623 |
| | $ 729,658 |

**Liabilities and Member's Equity**

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 73,697 |
| Capital lease obligation | 11,286 |
| Total liabilities | 84,983 |
| Members equity | 644,675 |
| | $ 729,658 |

*The accompanying notes are an integral part of these financial statements.*

**INTERNATIONAL ASSETS ADVISORY, LLC**
**(a Wholly Owned Subsidiary of Pecunia Management, LLC)**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2009**

| | |
|---|---|
| **Revenues:** | |
| Commissions and fees | $ 2,515,913 |
| Investment advisory fees | 134,531 |
| Trading gains and losses, net | 151,772 |
| Interest income | 93,842 |
| Other | 241,416 |
| | 3,137,474 |
| **Expenses:** | |
| Wages, commissions and employee benefits | $ 1,943,472 |
| Telephone and communications | 175,071 |
| Floor brokerage and clearance fees | 381,770 |
| Occupancy | 388,933 |
| Depreciation and amortization | 94,563 |
| Professional fees | 102,309 |
| Advertising and marketing | 29,178 |
| Interest | 5,102 |
| Other | 235,276 |
| | 3,355,674 |
| **Net loss** | $ (218,200) |

*The accompanying notes are an integral part of these financial statements.*

**INTERNATIONAL ASSETS ADVISORY, LLC**
**(a Wholly Owned Subsidiary of Pecunia Management, LLC)**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED SEPTEMBER 30, 2009**

| | |
|---|---|
| **Balance, September 30, 2008** | $ 656,675 |
| Member contributions | 206,200 |
| Net loss | (218,200) |
| **Balance, September 30, 2009** | $ 644,675 |

*The accompanying notes are an integral part of these financial statements.*

**INTERNATIONAL ASSETS ADVISORY, LLC**
**(a Wholly Owned Subsidiary of Pecunia Management, LLC)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2009**

| | |
|---|---|
| **Cash flow from operating activities:** | |
| Net loss | $ (218,200) |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization | 94,563 |
| Loss on disposal of fixed assets | 1,450 |
| Increase or decrease in assets and liabilities: | |
| Decrease in due from clearing broker | 505,168 |
| Increase in other receivables | (65,158) |
| Increase in prepaid expenses | (6,648) |
| Increase in securities owned, not yet sold | (39,682) |
| Decrease in not readily marketable securities | 277 |
| Decrease in other assets | 2,138 |
| Decrease in accounts payable and accrued expenses | (413,705) |
| Decrease in capital lease obligation | (2,850) |
| Total cash used by operating activities | (142,647) |
| **Cash flow from investing activities:** | |
| Increase in certificate of deposit | (208) |
| Purchase of fixed assets | (19,778) |
| Adjustment to intangible assets | 17,744 |
| Total cash used in investing activities | (2,242) |
| **Cash flow from financing activities:** | |
| Member contributions | 206,200 |
| Total cash generated by financing activities | 206,200 |
| **Net increase in cash** | 61,311 |
| Cash and cash equivalents at the beginning of year | 214,820 |
| **Cash and cash equivalents at the end of year** | $ 276,131 |
| **Supplemental disclosure of cash flow information:** | |
| Cash paid during the year for interest | $ 5,102 |

*The accompanying notes are an integral part of these financial statements.*

INTERNATIONAL ASSETS ADVISORY, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

## 1. ORGANIZATION

International Assets Advisory, LLC (the "Company") a single-member LLC, is a full-service broker dealer and money management company headquartered in Orlando, Florida. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to another registered clearing broker, Pershing, which carries such accounts on a fully disclosed basis. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company became a wholly-owned subsidiary of Pecunia Management, LLC (the "Parent"), as of December 14, 2006.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Cash and Cash equivalents** - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

**Cash deposit with clearing broker** – The Company has a fully disclosed clearing agreement (the "Agreement") with Pershing entered into and effective July 1, 2008. Prior to July 1, 2008, the Company cleared through First Clearing, LLC. As of September 30, 2009, First Clearing, LLC still has a few open accounts as business is being wound down, but the amounts are immaterial and included in other assets. In accordance with the terms of the Agreement, Pershing shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to Pershing and accepted by Pershing, and shall clear all transactions on a fully disclosed basis for such accounts in the manner and to the extent as set forth in the Agreement. In addition, the Company is required to maintain a clearing deposit account, for which the Company and Pershing have agreed on the sum of $100,000 to assure the Company's performance of its obligations under the Agreement. The deposited funds are restricted to the specific requirements as outlined in the Agreement. Further, in the event of a substantial change in the nature and extent of the Company's business operations, Pershing could suggest that an additional amount or amounts be deposited and/or reduce the amount required. At September 30, 2009, the Company was not aware of any changes in its business operations that would require an additional increase in the restricted deposit account.

**Due from clearing broker** - Due from clearing broker represents monies due the Company from the Clearing Broker through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

**Furniture and equipment** - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. Betterments and renewals are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from three to five years.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Securities transactions** - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

**Fees and other charges** – Investment advisory fees are received monthly and recognized as earned over the term of the contract. The fees are based on a certain percentage of managed assets maintained in the customers' accounts.

**Advertising costs** -Advertising costs are expensed as incurred. Advertising costs for the year ended September 30, 2009, were approximately $29,178.

**Income taxes** – The Company is a single member LLC. As a result, the member will report the entire taxable income or loss on its income tax return. Therefore, no provision for income taxes has been made to these financial statements. The Company intends to distribute funds to its Parent to cover any tax liabilities it may have once the return is prepared.

**Fair value of financial instruments** - The majority of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value in accordance with FASB 157. See Footnote 3 for further detail.

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. SFAS No. 157, *Fair Value Measurements,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial investments:

| | Fair Value | Fair Value Measurements Using: Quoted Prices In Active Markets for Identical Assets (Level 1) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|
| Money market funds | $ 141,428 | $ 141,428 | $ - |
| Other receivables | 65,158 | - | 65,158 |
| Marketable securities | 39,682 | 39,682 | - |
| Not readily marketable securities | 971 | - | 971 |
| | $ 247,239 | $ 181,110 | $ 66,129 |

Money market funds are recorded as cash equivalents in the accompanying statement of financial condition. All of the Company's liabilities are classified as Level 3.

## 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2009:

| | |
|---|---|
| Office furniture | $ 18,247 |
| Office equipment | 30,225 |
| Computers | 61,104 |
| Software | 29,485 |
| | 139,061 |
| Less depreciation | (93,594) |
| | $ 45,467 |

## 4. PROPERTY AND EQUIPMENT(continued)

Depreciation expense was $39,221 for the year ended September 30, 2009. Included in accumulated depreciation above is depreciation on equipment held under capital leases of $11,458 as of September 30, 2009.

## 5. INTANGIBLE ASSETS AND ACQUISITION

Intangible assets consist of a customer list that was acquired during the change in control in December 2006 (see Note 1). The customer list is being amortized over five years using the straight-line method. Accumulated amortization on the customer list was $111,218 at September 30, 2009. Estimated annual amortization expense for the years ending September 30, 2009 through 2011 is approximately $79,700 and for the year ending September 30, 2012, approximately $8,300.

As of June 1, 2008, the Company purchased 100% of the stock of a broker-dealer (the "Acquired Broker-Dealer") for total consideration of $150,000 payable $75,000 at closing (May 31, 2008) and an additional $75,000 on May 31, 2009. The purchase price was based upon a dollar total of assets under management held by the Acquired Broker-Dealer as of the closing date. If that total of assets under management decreased 20% or more during the twelve month period commencing June 1, 2009, then the final payment would be adjusted downward. Per FASB 141R, the purchase price was initially recorded as $75,000 and was adjusted during the year ended September 30, 2009 to actual results. The $75,000 was recorded as an intangible for the customer accounts and the right to operate a broker-dealer and was being amortized over five years at $15,000 per annum during the year ended September 30, 2009. On July 1, 2008, the Company ceased operation of the Acquired Broker-Dealer and merged its operations into the Company. The Company sold the corporate shell of the Acquired Broker-Dealer and its rights to operate as a broker-dealer for a price of $50,000 during December 2008. As part of the transaction the seller of the Acquired Broker-Dealer was paid $25,000. Additionally, the final payment was reduced to approximately $12,000 based on the above formula during June 2009. Final cost of the acquisition was adjusted to approximately $112,000 and was reduced by $50,000 received for the sale of the shell. Total amortization recorded through September 30, 2009 was $18,940.

## 4. OBLIGATIONS UNDER CAPITAL LEASES

The Company has a capitalized rental obligation under a lease for equipment. The obligation matures in 2012, and represents the total value of future rental payments discounted at the interest rate implicit in the lease. Future minimum lease payments under the capital lease are:

| Year Ending September 30, | |
|---|---|
| 2010 | 6,168 |
| 2011 | 6,168 |
| 2012 | 3,084 |
| Total minimum lease payments | 15,420 |
| Less amount representing interest | 4,134 |
| Present value of minimum lease payments | $ 11,286 |

Interest paid during the twelve months ended September 30, 2009 on the capitalized lease was $3,317.

## 5. COMMITMENTS AND CONTINGENCIES

Deposits with banks may exceed the amount of insurance provided on such deposits by the FDIC from time-to-time during a year. Included in the cash and cash equivalents is $222,378 held at the Company's Clearing Broker. These funds are insured through SIPC and excess insurance carried by the Clearing Broker. Management of the Company feels its cash is adequately protected.

The Company rents its corporate offices under a non-cancelable operating lease, as amended on September 1, 2009, that expires August 31, 2014. The amended lease reduced the square footage of the leased space by 2,089 square feet and reduced the per square foot base rent by approximately 7.5%. The revised base rent per square foot was effective July 1, 2009. Additionally, the amended lease reduced the common area expenses by restarting the charge back to the rate of the original year of the lease. The amended lease contains an annual three percent escalation clause, plus increases in operating expenses and other common area expenses. The amended lease terminated all renewal options. The Company has a $20,000 letter of credit issued in connection with the amended lease. The letter of credit is collateralized by a pledged certificate of deposit of an equal amount at the same financial institution, and is restricted by the amended lease through thirty days after the lease expires (September 30, 2014).

For the year ended September 30, 2009, the Company's rental expense for its facilities and other charges was approximately $383,273.

The following are future minimum lease payments as of September 30, 2009:

| | |
|---|---|
| 2010 | $ 172,215 |
| 2011 | 177,396 |
| 2012 | 182,714 |
| 2013 | 188,186 |
| 2014 | 177,523 |
| | $ 898,034 |

## 7. COMMITMENTS AND CONTINGENCIES(continued)

The Company signed a sublease letter agreement on offices in New York. The sublease terminates on December 31, 2009. The Company is obligated to pay approximately $27,000 during the period October 1, 2009 through December 31, 2009.

The Company also rents equipment under operating leases. These obligations account for approximately $8,000 per annum. The Company has a contract with an internet service provider dated September 30, 2008 to provide Internet services for three years at $700 per month or $8,400 per annum through fiscal year 2011.

During the year ended September 30, 2009, the Company subleased a portion of its office space for four months and collected $4,800 in rental income.

Subsequent events have been evaluated through November 18, 2009, which was the date the financial statements were available for issuance.

## 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer transactions are cleared through Pershing on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, then Pershing may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if Pershing or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

## 9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($5,666 at September 30, 2009) or $100,000. The Company operates pursuant to the (K)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At September 30, 2009, the net capital, as computed, was $327,770. Consequently, the Company had excess net capital of $227,770. At September 30, 2009, the percentage of aggregate indebtedness to net capital was approximately 25.9% versus an allowable percentage of 1500%.

## 10. RECONCILIATION OF NET CAPITAL

The was no difference in the net capital on the Company's September 30, 2009 FOCUS IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1.

## 11. SIPC AGREED UPON PROCEDURES

A report on page 17 indicates no exceptions were found in the Company's calculation of its SIPC Transitional Assessment on Form SIPC-7T.

**INTERNATIONAL ASSETS ADVISORY, LLC**
**(a Wholly Owned Subsidiary of Pecunia Management, LLC)**
**COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**SEPTEMBER 30, 2009**

| | |
|---|---|
| **Computation of basic net capital requirements:** | |
| Total stockholder's equity qualified for net capital | $ 644,675 |
| Deductions: | |
| Non-allowable assets | |
| Clearing broker check writing account | 624 |
| Certificate of deposit, restricted | 20,208 |
| Receivable from clearing broker | 342 |
| Securities owned, not yet sold | 971 |
| Property and equipment, net | 45,467 |
| Intangibles, net | 131,360 |
| Other receivables | 65,158 |
| Other assets | 37,183 |
| Total non-allowable assets | 301,313 |
| Net capital before haircuts and securities positions | 343,362 |
| Haircuts: | |
| Money market accounts | 8,013 |
| Securities owned, not yet sold | 5,865 |
| Foreign currency | 1,689 |
| Certificate of deposit | 25 |
| | 15,592 |
| Net capital | 327,770 |
| Minimum net capital requirements: | |
| 6 2/3% of total aggregate indebtedness ($5,666 ) | |
| Minimum dollar net capital requirement for this broker-dealer ($100,000) | |
| Net capital requirement (greater of above two requirements) | 100,000 |
| Net capital in excess of required minimum | $ 227,770 |
| Excess net capital at 1000% | $ 319,272 |
| **Reconciliation:** | |
| Net capital, per pages 9-10 of the September 30, 2009 unaudited Focus Report, as filed and as amended | $ 327,770 |
| Audit adjustments | - |
| Net capital, per September 30, 2009 audited report, as filed | $ 327,770 |

*The accompanying notes are an integral part of these financial statements*

**INTERNATIONAL ASSETS ADVISORY, LLC**
**(a Wholly Owned Subsidiary of Pecunia Management, LLC)**
**COMPUTATION OF AGGREGATE INDEBTEDNESS**
**UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF SEPTEMBER 30, 2009**

| | |
|---|---|
| **Total aggregate indebtedness:** | |
| Accounts payable and accrued expenses | $ 73,697 |
| Capital lease payable | 11,286 |
| Aggregate indebtedness | $ 84,983 |
| **Total indebtedness recorded on the Statement of Financial Condition** | $ 84,983 |
| **Percentage of aggregate indebtedness to net capital** | 25.9 % |

*The accompanying notes are an integral part of these financial statement.*

**INTERNATIONAL ASSETS ADVISORY, LLC**
**(a Wholly Owned Subsidiary of Pecunia Management, LLC)**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**
**AS OF SEPTEMBER 30, 2009**

International Assets Advisory, LLC operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold funds or securities. International Assets Advisory, LLC is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

*CERTIFIED PUBLIC ACCOUNTANTS*

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

**REPORT ON INTERNAL CONTROL STRUCTURE**
**REQUIRED BY SEC RULE 17a-5**
**FOR A BROKER-DEALER CLAIMING EXEMPTION**
**FROM SEC RULE 15c3-3**

Board of Directors
International Assets Advisory, LLC
(a Wholly Owned Subsidiary of Pecunia Management, LLC)
Orlando, Florida

In planning and performing our audit of the financial statements of International Assets Advisory, LLC (the "Company") a wholly-owned subsidiary of Pecunia Management, LLC., for the year ended September 30, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with



919 WEST STATE ROAD 436 ▶ SUITE 300 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lashley, Seland & Rotroff, P.A.

November 18, 2009

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

*CERTIFIED PUBLIC ACCOUNTANTS*

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED to an ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Board of Members
International Asset Advisory, LLC
300 So. Orange Avenue, Suite 300
Orlando, Florida 32801

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period April 1, 2009 to September 30, 2009, which were agreed to by International Asset Advisory, LLC and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating International Asset Advisory, LLC's compliance with the applicable instructions of Form SIPC-7T. International Asset Advisory, LLC's management is responsible for International Asset Advisory, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entries shown in the general ledger and bank account reconciliation for the month of January 2009, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009 with the amounts reported on SIPC-7T for the period from April 1, 2009 to September 30, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley, Seland & Rotroff, P.A.

November 18, 2009



919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
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